UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Jamba, Inc.

(Name of Subject Company)

Jamba, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Marie L. Perry

Chief Financial Officer,

Chief Administrative Officer, Executive Vice President and Secretary

Jamba, Inc.

3001 Dallas Pkwy, Suite 140

Frisco, Texas 75034

(469) 294-9800

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Eric Wang, Esq.	Josh Nicosia, Esq.
Jennifer Gallo, Esq.	General Counsel and Vice President, Development
Brandee Diamond, Esq.	Jamba, Inc.
DLA Piper LLP (US)	3001 Dallas Pkwy, Suite 140
2000 University Avenue	Frisco, Texas 75034
East Palo Alto, CA 94303	(469) 294-9800
(650) 833-2000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Jamba, Inc., a Delaware corporation (“Jamba”), with the Securities and Exchange Commission (the “SEC”) on August 15, 2018, relating to the tender offer by Jay Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Focus Brands Inc., a Delaware corporation (“Focus”), to purchase all of the outstanding shares of Jamba’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $13.00 per Share net to the seller in cash, without interest subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 and the disclosure under the heading “Additional Information—Regulatory Approvals—U.S. Antitrust Laws” beginning on page 51 is hereby amended and supplemented by inserting the following sentences to the end of such section

“On August 17, 2018, the FTC granted early termination of the waiting period under the HSR Act.  Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jamba, Inc.

By:	/s/ Josh Nicosia
Name:	Josh Nicosia
Title:	General Counsel and Vice President, Development

Dated: August 20, 2018